Exhibit 99.1

MAVERIX COMPLETES ACQUISITION OF ROYALTY PORTFOLIO FROM NEWMONT

October 29, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to announce that it has completed the acquisition of a portfolio of 11 gold royalties (the “Royalty Portfolio”) from Newmont Corporation (“Newmont”).

As consideration for the transaction, Maverix made a cash payment of US$15 million and issued 12,000,000 common shares to Newmont. Newmont now owns a total of 42,000,000 common shares of Maverix, representing approximately 30% of the issued and outstanding common shares of the Company.

Certain royalties in the Royalty Portfolio are subject to rights of first refusal as well as the requirement for various transfer consents. Any proceeds from the exercise of a right of first refusal will be paid to Maverix.

Royalty Portfolio

Asset	Operator	Location	Stage	Royalty
Camino Rojo (1)(2)	Orla Mining Ltd.	Zacatecas, Mexico	Construction	2.0% NSR
Cerro Blanco	Bluestone Resources Inc.	Jutiapa, Guatemala	Development	1.0% NSR
Mother Lode	Corvus Gold Inc.	Nevada, USA	Development	1.0% – 2.0% NSR
Imperial	KORE Mining Ltd.	California, USA	Development	1.0% NSR
Ana Paula (1)	Argonaut Gold Inc.	Guerrero, Mexico	Development	2.0% NSR
Trenton Canyon	SSR Mining Inc.	Nevada, USA	Exploration	0.5% NSR
Buffalo Valley	SSR Mining Inc.	Nevada, USA	Exploration	0.5% NSR
Cristina (1)(2)	Criscora, S.A. de C.V.	Chihuahua, Mexico	Exploration	2.0% NSR
Yecora (1)(2)	Criscora, S.A. de C.V.	Sonora, Mexico	Exploration	1.0% NSR
Algoma-Talisman	Red Pine Exploration Inc.	Ontario, Canada	Exploration	2.0% NSR
Sprogge	Seabridge Gold Inc.	Yukon, Canada	Exploration	0.63% NSR

Notes:

(1)	Transfer is subject to the authorization of the Federal Economic Competition Commission in Mexico (Comisión Federal de Competencia Económica).
(2)	This asset is subject to a right of first refusal.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Maverix shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty, CEO & Director, or

Ryan McIntyre, President

Tel:	(604) 343-6225
Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, the results of a possible exercise of a right of first refusal, the results of transfer consents, authorizations and approvals affecting certain royalties in the Royalty Portfolio, and the requirements for regulatory approvals and third party consents, proposed plans for acquiring additional royalty and stream interests and the potential of such royalty and stream interests to provide returns. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics and other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2020 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

2